

June 15, 2012

Warren C. Lau
Chief Executive Officer
MetaStat, Inc.
4 Autumnwood Court
The Woodlands, Texas 77380

> **Re: MetaStat, Inc. (f/k/a Photovoltaic Solar Cells, Inc.)**
> **Amendment No. 1 to Form 8-K**
> **Filed May 25, 2012**
> **File No. 0-52735**

Dear Mr. Lau:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

Description of Business, page 3

1. We note the materials that you provided in response to prior comment 2. Please submit as correspondence on EDGAR the materials that you provided.

2. We note your response to the first two sentences of prior comment 3. However, we are unable to confirm that the materials you provided support certain third-party and statistical data included in the filing, such as the data in the fourth paragraph on page 4 and in the fourth paragraph on page 7 of your filing. Please supply us with material that support all statistical claims and submit as correspondence on EDGAR copies of such materials.

3. We note your response to the last sentence of prior comment 3. However, it is unclear why you believe that you have disclosed the source for the industry data mentioned in the second bullet point on page 6. Please advise or revise.

Our Solution, page 5

4. Revise here and under "Clinical Development" on page 6 to provide more detail about the trials that indicates, in lay terms, how the studies support your conclusions about your test. Also, please indicate whether the published data were peer reviewed. Please also revise to clarify whose analyses are referenced.

5. Refer to the first paragraph on page 6. Since the estimated price for your kit is only based upon your costs plus a desired margin, please clearly disclose that this is the price you hope to charge based upon your internal costs, but that it is not based upon any indicia of what the market will be willing to pay for the product.

Clinical Development and Validation of the MetaSite Breast Test, page 7

6. We note your response to prior comment 7. Please expand the disclosure in the second paragraph of this section to disclose the amounts that you have paid as of the most recent practicable date.

Patents and Intellectual Property, page 16

7. Please expand the discussion on pages 16 and 17 about the license agreements to disclose the amount of the license signings and license maintenance fees mentioned in section 6.03 of exhibit 10.3 and section 6.02 of exhibits 10.11 and 10.12.

Item 3.02. Unregistered Sales of Equity Securities, page 45

8. Please further revise to indicate the facts upon which you relied in claiming the exemption from registration in each case, such as the nature and sophistication of the purchasers and any solicitation undertaken.

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointments of Principal Officers, page 45

9. We note your response to prior comment 16. However, your document continues to include marketing language on page 46 regarding Mr. Siegel. Please revise the description of the business experience of Mr. Siegel to avoid marketing language.

Item 9.01 Financial Statements and Exhibits, page 50

(b) Pro Forma Financial Information, page 50

10.   We note your response to prior comment 21. Similar to your response, please revise your disclosures to clearly indicate that common stock sales reflected in your pro forma financial information were required as part of the reverse merger agreement.

11.   We note your response to prior comment 22. Given that this transaction is accounted for as a recapitalization, it appears as though your pro forma earnings per share calculations would be significantly affected. Therefore it is unclear as to why you believe that pro forma statements of operations would not provide any useful information to investors. Please advise or revise.

Exhibits, page 51

12.   We note your response to prior comment 23. However, several schedules, such as schedules 3.1(a) and schedule 3.1(g) are still missing from the agreement filed as exhibit 10.1 to your amended Form 8-K. Please file the complete exhibit.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Lynn Dicker, Reviewing Accountant, at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): David Levine, Esq.